Exhibit 4.1
LOGITECH INTERNATIONAL S.A.
DESCRIPTION OF SHARE CAPITAL
The following description of the shares of Logitech International S.A. (the "Company") is a summary and does not purport to be complete. This summary is qualified in its entirety by reference to the provisions of the Swiss Code of Obligations (the "CO") and the complete text of the Company's Articles of Association (the "Articles"), which are incorporated by reference as Exhibit 3.1 of the Company's Annual Report on Form 10-K to which this description is also an exhibit. The Company encourages you to read that law and the Articles carefully.

1	THE COMPANY
Logitech International S.A. is a stock corporation (société anonyme) organized under the laws of Switzerland. The Company's registered office is at Les Châtagnis, Apples, Canton of Vaud, Switzerland. The Company was founded in 1981 and has been registered in the commercial register of the Canton of Vaud since May 2, 1988.

1.1	Stated share capital
As of March 31, 2020, the Company's stated share capital (capital-actions) amounted to CHF 43,276,655.00 consisting of 173,106,620 registered shares with a par value of CHF 0.25 each.
The Company's shares are fully paid-in.

1.2	Authorized share capital
Under Swiss law, the provisions of a stock corporation's articles of associations that give authority to the board of directors to issue new shares are referred to as "authorized share capital" (capital autorisé). Authorized share capital cannot represent more than 50% of the company's stated share capital.
In September 2018, the Company's shareholders approved an amendment to the Company's Articles that authorize the Board of Directors of the Company (the "Board") to issue until September 5, 2020 up to 34,621,324 new registered shares with a par value of CHF 0.25 each. Under the Articles, the Board can issue new shares by means of an underwriting or similar process carried out by one or more banks or other financial institutions. The Board can determine the type of contributions, the issue price, the time of the issue, the conditions for the exercise of the preferential subscription rights, the use of unexercised preferential subscription rights and the date upon which the new shares become entitled to dividends. The Board can restrict or exclude the right of shareholders to subscribe for the new shares by preference for valid reasons, in particular if the new shares are being issued in connection with: (a) the acquisition of companies, enterprises, participations, assets, intellectual property rights, licenses or new investment projects; (b) a public offering or private placement of shares for the financing and/or refinancing of an acquisition of the kind referred to under (a) above; (c) a public offering or private placement of shares, under circumstances in which such public offering or private placement would be difficult to carry out or could likely only be carried out under less favourable terms if the preferential subscription rights of existing shareholders were not restricted or withdrawn; (d) the acquisition of a stake in the Company by a strategic partner; or (e) the broadening of the shareholder base of the Company in certain jurisdictions or in the context of a listing or admission to trading on a domestic or foreign stock exchange.
As of March 31, 2020, the Board had not issued any share out of the Company's authorized share capital.

1.3	Conditional share capital
Under Swiss law, shares authorized for future issuance upon exercise of option or conversion rights granted by the relevant company or its subsidiaries is referred to as "conditional share capital" (capital conditionnel). Under Swiss law, a company must have sufficient conditional share capital or available treasury shares to cover any of its option or conversion rights at the time such rights are issued. Under Swiss law, conditional share capital cannot represent more than 50% of the company's stated share capital.
In September 2008, the Company's shareholders approved an amendment to the Company's Articles to create a conditional share capital for the issuance of up to 25 million new registered shares with a par value of CHF 0.25 each upon exercise of rights granted under the Company's employee equity incentive plans. During fiscal years 2020 and 2019, all employee equity incentive commitments were satisfied through the delivery of existing shares held in treasury by the Company. A description of the employee equity incentive commitments outstanding is presented in Note 5 of the consolidated financial statements of Logitech International S.A. on pages 96 to 103 of this Annual Report on Form 10-K.
In September 2008, the Company's shareholders also approved the creation of a conditional share capital for the issuance of up to 25 million new registered shares with a par value of CHF 0.25 each upon exercise of conversion rights that may be grated in relation to the issuance of convertible bonds.
The conditional share capitals referred to above do not have an expiration date.
As of March 31, 2020, no shares had been issued out of the aforementioned conditional capitals.

1.4	Form of the Company's shares
The Company has only one class of shares: registered shares with a par value of CHF 0.25 each. Each of the 173,106,620 issued shares carries the same rights. However, a shareholder must be registered in the share register of the Company to exercise voting rights and the rights deriving therefrom (such as the right to convene a general meeting of shareholders or the right to put an item on the meeting's agenda).
The Company's shares have been issued in uncertificated form (as droits-valeurs within the meaning of Article 973c of the CO) and, when administered by a financial intermediary (dépositaire, within the meaning of the Federal Act on Intermediated Securities of 2008, as amended, or FISA), qualify as intermediated securities (titres intermédiés within the meaning of the FISA).
Shareholders registered in the Company's share register may at any time request a written confirmation in respect of their shares. Shareholders do not have the right to the printing and delivery of share certificates, but the Company can print and deliver such share certificates at any time as it deems fit. The Company may also, at its discretion, withdraw its shares from the depository system in which they are registered and cancel issued share certificates that have been returned to the Company.
The Company has not issued non-voting shares (bons de participation) or equity securities without par value (bons de jouissance).
The Company has not issued preference shares.

1.5	Transfer of shares

There are no restrictions on the transfer of shares under the Company's Articles or applicable Swiss law.
The Company maintains a share register that lists the name of the registered owners of the Company's shares. The share register of the Company is maintained by Devigus Shareholder Services in Switzerland and Computershare in the United States. Registration in the share register occurs upon request and is not subject to any condition. Nominee companies and trustees can be entered into the share register with voting rights. However, only holders of shares that are recorded in the share register are recognized as shareholders by the Company.
The transfer of ownership of shares that are certificated securities (i.e. shares for which a share certificate has been issued) requires to be effective the delivery of the properly endorsed share certificate to the purchaser. The ownership of shares held in the form of intermediated securities is transferred in accordance with the provisions of the FISA.
The ownership of shares that are not issued in certificated form or held as intermediated securities is transferred by assignment, which must to be valid be notified to the Company.

2	RIGHTS OF SHAREHOLDERS

2.1	Dividends, other distributions
Under Swiss law, any dividend declared by a stock corporation must be approved by a general meeting of shareholders. In addition, the company's independent auditors must opine that the dividend proposal conforms to Swiss statutory law and the company's articles of association. A Swiss stock corporation may pay dividends only if it has sufficient distributable profits brought forward from the previous fiscal years or if it has distributable reserves, each as evidenced by its audited statutory financial statements prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and the corporation's articles of association have been deducted. Distributable reserves are generally booked either as "retained earnings" (réserves issues du benefice) or as "capital reserves" (réserves issues du capital). Distributions out of stated share capital, which is the aggregate par value of a corporation's issued shares, may only be made by way of a share capital reduction.
Under the Company's Articles, the dividend payment takes place at the time set by the Board. Any dividend that has not been claimed within five years of its due date is forfeited to the Company.

2.2	Preferential subscription rights
Under Swiss law, shareholders have a statutory right to subscribe by preference to a proportion of newly issued shares that corresponds to their existing stake in the company. This preferential subscription right can be limited or withdrawn for valid reasons by a resolution passed at a general meeting of shareholders by two-thirds of the shares represented and the absolute majority of the par value of the shares represented, or by the Board based on an authorization set forth in an authorized share capital provision.
By operation of Swiss law, the Company's shareholders also have a right to subscribe by preference for the convertible bonds that may be issued based on the Company's conditional share capital. Under the Company's Articles, the Board may however limit or withdraw the shareholders' right to subscribe for the bonds by preference for valid reasons, in particular (a) if the bonds are issued in connection with the financing or refinancing of the acquisition of one or more companies, businesses or parts of businesses, or (b) to facilitate the placement of the bonds on the international markets or to increase the security holder base of the Company. If the shareholders' right to subscribe for the bonds by preference is limited or withdrawn, the bonds must be issued at market conditions, the exercise period of the conversion rights must not exceed seven years from the date of issuance of the bonds, and the conversion price must be set at a level that is not lower than the market price of the shares preceding the determination of the final conditions for the bonds.

2.3	Share repurchases
Under Swiss law, a stock corporation can only acquire own shares where distributable reserves are available in the required amount and the combined par value of all the shares repurchased does not exceed 10% of the company's stated share capital.
In March 2017, the Company's Board approved the 2017 share buyback program, which authorized the Company to use up to $250.0 million to purchase its own shares. The Company's 2017 share buyback program expired in April 2020. In May 2020, the Company's Board approved the 2020 share buyback program, which authorizes the Company to use up to $250 million to purchase its own shares within a three-year period.

2.4	Liquidation rights
The general meeting of shareholders, by a resolution approved by at least two-thirds of the votes represented and the absolute majority of the nominal value of represented shares, has the authority to dissolve the Company. In such a case, the board of directors carries out the liquidation, unless a resolution of the general meeting of shareholders appoints another body or person as liquidator. During the liquidation, shareholders at a general meeting retain the authority to approve the Company's accounts and to discharge the liquidators with respect to their activities for the Company.
After payment of liabilities, the assets of the dissolved Company are to be distributed among the shareholders pro rata according to the par value of each such shareholder's shares.

2.5	General meeting of shareholders
Notice
Under Swiss law and the Articles, an annual general meeting of shareholders must be held within six months of the end of the Company's fiscal year.
Annual or extraordinary general meetings of the Company's shareholders must be called by notice published in the Swiss Official Gazette of Commerce not less than 20 days before the date set for the meeting. A general meeting of shareholders can also be called by means of a notice sent to the shareholders at their address registered in the share register. In such a case, the 20 day notice period referred to above begins on the day following the date on which the notices are mailed.
The notice of a meeting states the items on the agenda and the proposals of the Board and of the shareholders who requested that a general meeting be convened or that an item be included in the agenda. No resolution can be passed at a general meeting of shareholders on matters that do not appear on the agenda except for a resolution convening an extraordinary general meeting, the setting up of a special audit or the election of independent auditors.
No prior notice is required to bring motions related to items already on the agenda or for the discussion of matters on which no resolution is to be taken.

EGM and agenda requests
One or more shareholders who represent together at least ten per cent of the Company's share capital may demand that a general meeting be called. One or more shareholders, who represent together shares representing at least the lesser of (i) one percent of the Company's stated share capital or (ii) an aggregate par value of one million Swiss francs, may demand that an item be included on the agenda for a shareholders' meeting. A shareholder demand to call a meeting or to include an item on the agenda must be made in writing and describe the matters to be considered and any proposals to be made to the shareholders. Such request must be received by the Board at least sixty days before the date proposed for the general meeting.
Voting rights
Each of the Company's share confers the right to one vote at a general meeting of shareholders. There are no limitations to the number of voting rights that a shareholder or group of shareholders is entitled to exercise, and there are no preferential voting rights. To exercise voting rights at a general meeting of shareholders, a shareholder must have registered its shares by the date set by the Board for the closing of the share register before the relevant meeting.
There are currently no limitations under Swiss law or in the Articles restricting the rights of shareholders outside Switzerland to hold or vote Logitech shares.
Any shareholder may be represented at a meeting by a person of its choice who need not be a shareholder of the Company. The power of attorney must be granted in writing. The use of a form prepared by the Company may be required. Swiss law further requires the Company to appoint an independent proxy, who shareholders can instruct to vote their shares on their behalf on the occasion of any general meeting. The independent proxy is elected by shareholders on each annual general meeting of the Company for a period of one year, which expires at the end of the following annual general meeting. If there is no independent proxy, the Board appoints one for the following general meeting. The independent proxy can be re-elected indefinitely.
The Company's Articles contain no rules on giving instructions to the independent proxy and no provisions on electronic participation in the general meeting. Swiss law, however, requires that shareholders be allowed to give instructions to the independent proxy by electronic means.
Quorums, majorities
The Company's Articles do not provide presence quorum requirements generally applicable to general meetings of the Company's shareholders.
Unless otherwise required by law or the Articles, the general meeting of shareholders makes resolutions and proceeds to elections by an absolute majority of votes cast. In the event the votes are evenly split, the chairperson has a casting vote.
A number of resolutions may only be passed with a majority of two-thirds of the shares represented and the absolute majority of the par value of the shares represented, including the following:

•	change in the Company's corporate purpose;

•	creation of shares with privileged voting rights;

•	restriction of the transferability of the shares;

•	creation of authorized or conditional share capital;

•	capital increases out of equity, against contributions in kind, or conducted with a view to the acquisition of specific assets;

•	grant of special benefits;

•	suppression or limitation of the shareholders' preferential subscription right;

•	change of the registered office of the Company; and

•	liquidation of the Company.
The same voting requirements apply to resolutions regarding transactions among stock corporations based on Switzerland's Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended (including a merger, demerger or conversion of a stock corporation).